

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Michael J. Campbell
Chief Financial Officer
Inergy Midstream, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112

> Re: **Inergy Midstream, L.P.**
>   **Registration Statement on Form S-4**
>   **Filed May 30, 2013**
>   **File No. 333-188930**

Dear Mr. Campbell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the legal opinion, tax opinions and form of proxy card as soon as possible and confirm to us your understanding that we will require sufficient time to review such documents before declaring the registration statement effective.

2. Please provide us with an analysis of whether the merger, together with the transactions described in "Precedent Transactions," constitutes a Rule 13e-3 transaction with respect to Crestwood Midstream Partners LP.

Outside Front Cover Page of Prospectus

3. We note the disclosure in the fifth paragraph that Crestwood unitholders will own approximately 42.8% of the outstanding common units of Inergy Midstream following the completion of the merger. We also note the disclosure on page 13 that such

ownership will be approximately 42.9%. Please disclose whether these percentages assume that Crestwood Holdings will exercise its rights under the Follow-On Contribution Agreement to contribute to Inergy, L.P. the common units of Inergy Midstream that it receives in the merger. We note that in the joint press release issued on May 6, 2013, the parties state that Crestwood unitholders will own approximately 38.1% of Inergy Midstream assuming that Crestwood Holdings exercises its rights under the Follow-On Contribution Agreement.

Summary, page 8

4. Please include a structure chart showing the ownership of the Inergy entities and the Crestwood entities following the merger and the transactions discussed in "Precedent Transactions."

Proposal 1: The Merger, page 49

Background of the Merger, page 49

5. Please identify the members of the Crestwood Conflicts Committee.

6. Please clarify whether February 14, 2013 was the first time that the Crestwood Conflicts Committee was informed of potential transactions with the Inergy entities. Please clarify whether April 5, 2013 was the first time that the Crestwood Conflicts Committee received specific authority to evaluate the merger. Please disclose the role of the Crestwood Conflicts Committee in responding to or proposing preliminary transaction terms between February 14, 2013 and April 5, 2013, including the terms received or sent on March 12, 2013, March 14, 2013, March 20, 2013, March 21, 2013 and April 3, 2013.

7. Please disclose whether alternatives to the merger, including maintaining the status quo, were considered for Crestwood Midstream Partners L.P. Please disclose the role of the Crestwood Conflicts Committee in considering any such alternatives.

8. We note that on March 14, 2013 Crestwood delivered to Greenhill a revised summary of preliminary transaction terms. Please disclose the aggregate payout represented by a payment of $0.44 per Crestwood limited partnership unit.

9. Please disclose the key issues raised by the first drafts of the definitive documentation that were discussed on April 22, 2013.

10. Please disclose the remaining open issues Mr. Phillips and Mr. Sherman discussed on May 4, 2013 as well as those issues that were finalized on the call on the morning of May 5, 2013.

Interests of Certain Persons in the Merger, page 73

Quantification of Payments to CMLP GP's Named Executive Officers, page 74

11. If necessary, please update the disclosure pursuant to Item 402(t) of Regulation S-K to the latest practicable date prior to the mailing of the proxy statement / prospectus.

Inergy Midstream, page 75

12. Item 402(t) of Regulation S-K requires disclosure of compensation from the acquiring company to the acquiring company's named executive officers that is based on or otherwise relates to a merger. Please tell us what consideration you gave to providing the disclosure required by Item 402(t) of Regulation S-K with respect to the compensation arrangements disclosed in this subsection.

The Merger Agreement, page 80

13. We note your statement in the last sentence of the second paragraph that "the representations, warranties and covenants or any descriptions of those provisions should not be…relied upon as characterizations of the actual state of facts or conditions of Inergy Midstream, Crestwood or any of their respective subsidiaries or affiliates." Please revise to remove any potential implication that the referenced sections of the merger agreement do not constitute public disclosure under the federal securities laws.

Item 22. Undertakings, page II-2

14. Please provide the undertakings required by Item 512(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Laura L. Ozenberger
        Gillian A. Hobson